UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company of Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) nº 90.400.888/0001-42

Company Registration (“NIRE”) 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON MARCH 28, 2013

DATE, TIME AND PLACE:

March 28, 2013, at 9 horas, at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:

The majority of the Company´s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez - Vice-Chairman of the Board of Directors; and Messrs. Conrado Engel, José Antonio Alvarez Alvarez, José de Paiva Ferreira, José Manuel Tejón Borrajo and José Roberto Mendonça de Barros; and Mrs. Marília Artimonte Rocca and Viviane Senna Lalli.

CALL NOTICE:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mr. Marco Antônio Martins de Araújo Filho, Company´s Vice-President Executive Officer, to act as the Secretary.

AGENDA:

(a) To approve the Plans and Regulations Long Term Incentives for 2013; and (b)  To authorize the Board of Executive Officers of the Company to conclude contracts for financial protection in respect of obligations under the Plans and Regulations Long Term Incentives already granted by the Company from 2012 and that may be granted from the date hereof, ratifying the acts previously performed the Board of Executive Officers of the Company accordingly.

RESOLUTIONS:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

[Free English Translation]

Afterwards, proceeding to the itens of the Agenda, after examination and discussion of such matter, and pursuant to the documents presented to the Director’s, which will be filled at the Company´s headquarter, the Company´s Board of Directors, unanimously and without any restrictions:

(a) Approved the Plans and Regulations Long Term Incentives for 2013, which will be part of these Minutes as Annex I and Annex II, regardless of transcription; and

(b) Authorized the Board of Executive Officers of the Company to conclude contracts for financial protection in respect of obligations under the Plans and Regulations Long Term Incentives already granted by the Company from 2012 and that may be granted from the date hereof, ratifying the acts previously performed the Board of Executive Officers of the Company accordingly.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minute have been prepared, which were read, approved, and signed by the present Board of Directors´ members and the Secretary. São Paulo, March 28, 2013. Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez - Vice-Chairman of the Board of Directors; Messrs. Conrado Engel, José Antonio Alvarez Alvarez, José de Paiva Ferreira, José Manuel Tejón Borrajo, José Roberto Mendonça de Barros; Mrs. Marília Artimonte Rocca and Viviane Senna Lalli; and by videoconference, Mr. José Antonio Alvarez Alvarez – Directors. Marco Antônio Martins de Araújo Filho, Secretary.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 28, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer